

March 23, 2023

Hongtao Shi
Chief Executive Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

  Re: Prestige Wealth Inc.
    Amendment No. 3 to Registration Statement on Form F-1
    Filed March 10, 2023
    File No. 333-267999

Dear Hongtao Shi:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2023 letter.

Amendment No. 3 to Registration Statement Filed March 10, 2023

General

1. We note your response to prior comment 1, but do not necessarily agree with your analysis that the Richard Ellis SEC Staff No-Action Letter (1981) was replaced with tests described in Protecting Investors: A Half Century of Investment Company Regulation (1992) ("Protecting Investors") under your circumstances. Please state whether you are relying on any no-action letters issued after Protecting Investors in your integration analysis of PWAI and the Asset Management Subsidiaries, and, if so, supplementally provide your detailed legal analysis as to how such no-action letters apply.

2.   In your response to prior comment 1, you state that PWAI and the Asset Management Subsidiaries are operationally distinct. Please supplementally provide detailed information to support this claim. For example, please describe where any compliance department is located; where employees, officers and directors are located; and whether any operational resources are shared.

Risk Factors
If we were deemed to be an "investment adviser" subject to registration and regulation under the Investment Advisers Act of 1940…, page 33

3.   Please revise your risk factor language to clearly disclose the bases on which you claim to be exempt from registration and regulation under the Advisers Act.

You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Ying Li, Esq.